United States securities and exchange commission logo





                            October 4, 2021

       Ci Zhang
       Chief Executive Officer
       Un Monde International Ltd.
       5689 Condor Place
       Mississauga, ON L5V 2J4, Canada

                                                        Re: Un Monde
International Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed September 7,
2021
                                                            File No. 000-56328

       Dear Dr. Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G filed September 7, 2021

       Introductory Comment, page i

   1. We note that a majority of your executive officers and/or directors are located in or have significant ties to
China/Hong Kong, and your disclosure that you are seeking to acquire a company that may be
based in China/Hong Kong. Please disclose this prominently in
                                                        Introductory Comment,
page i. Disclosure on this page also should describe the legal and operational risks
associated with being based in or acquiring a company that does business in China. Your
disclosure should make clear whether these risks could result in a material change in your or the
target company   s post-combination operations and/or the value of
                                                        your common stock or
could significantly limit or completely hinder your ability to offer or continue to offer
securities to investors and cause the value of such securities to significantly decline
or be worthless. Your disclosure should address how recent
                                                        statements and
regulatory actions by China   s government, such as those related to the use
 Ci Zhang
FirstName
Un Monde LastNameCi
           International Zhang
                         Ltd.
Comapany
October    NameUn Monde International Ltd.
        4, 2021
October
Page 2 4, 2021 Page 2
FirstName LastName
         of variable interest entities and data security or anti-monopoly concerns, has or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         an U.S. or other foreign exchange. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in the Introductory Comment.
2. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3.       Disclose the risks from acquiring a company whose corporate structure or whose
         operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
 Ci Zhang
FirstName
Un Monde LastNameCi
           International Zhang
                         Ltd.
Comapany
October    NameUn Monde International Ltd.
        4, 2021
October
Page 3 4, 2021 Page 3
FirstName LastName
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for a business combination, and that as a result an exchange may determine to delist your securities.
Item 1A. Risk Factors, page 4

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for a business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the
         Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing a business combination, and/or your business on a post-combination basis.
Security Onwership of Certain Beneficial Owners and Management, page 12

11. We note the amounts of shares listed in the beneficial ownership column and we also note that there are 64,629,559 shares outstanding as of July 6, 2021 (as noted on page 16).
         Please revise to correct the percentages listed as the percentage of class for the listed beneficial owners or advise us why the listed percentages are correct. Ci Zhang
Un Monde International Ltd.
October 4, 2021
Page 4
General

12. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange
      Act of 1934 even if comments remain outstanding. In that case consider withdrawing the
      Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameCi Zhang
                                                           Division of
Corporation Finance
Comapany NameUn Monde International Ltd.
                                                           Office of Real
Estate & Construction
October 4, 2021 Page 4
cc:       Rhonda Keaveney
FirstName LastName